Exhibit 99.1

Aurinia Pharmaceuticals to Host Lupus Nephritis Opinion Leader Meeting
and Webcast on May 5 in New York

VICTORIA, British Columbia--(BUSINESS WIRE)--April 23, 2015--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH; TSX:AUP) today announced it will host a Lupus Key Opinion Leader breakfast on Tuesday, May 5 from 8:00 to 9:30 EDT in New York.

The topic of the meeting will be: Lupus Nephritis: Are early markers predictive of long-term outcomes? and will feature David Wofsy, M.D., Professor of Medicine and Microbiology/Immunology at the University of California San Francisco. He also serves as Associate Dean for Admissions at the UCSF School of Medicine. Dr. Wofsy’s research career has been devoted to the development of novel therapies for systemic lupus erythematosus (SLE), first through studies in murine models and more recently through the conduct of clinical trials. In addition to his studies of novel approaches to the treatment of SLE, Dr. Wofsy has been a leader in identifying early clinical predictors of long-term outcome in patients with lupus nephritis. Dr. Wofsy received his M.D. from the University of California San Diego and subsequently underwent internal medicine residency and rheumatology fellowship training at UCSF. He has been Chief of the Division of Rheumatology at the San Francisco VA Medical Center and Director of the Dept. of Medicine Clinical Trials Center at UCSF. Dr. Wofsy also served as President of the American College of Rheumatology (2003-04).

Dr. Neil Solomons, Aurinia’s Chief Medical Officer will also provide a brief overview and details of the company’s ongoing lupus nephritis studies.

A live webcast of the event will be available at: http://lifesci.rampard.com/20150505 and on the Investors section of the Company’s website at http://www.auriniapharma.com/dnn/ForInvestors.aspx.

The event is intended for qualified institutional investors and sell-side analysts. To attend please contact Mac MacDonald: 212-915-2567 or mac@lifesciadvisors.com

About Aurinia
Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition. Voclosporin is a novel and potentially best in class calcineurin inhibitor (CNI) with extensive clinical data in more than 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing. Aurinia also has development and commercialization partners in Canada, Israel, South Africa and Greater China.We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Stephen Zaruby, 250-708-4293
President & Chief Executive Officer
szaruby@auriniapharma.com
or
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com